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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934




  Name of Issuer:  American Exploration Company
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  Title of Class of Securities:  Common Stock
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  CUSIP Number:  025762105
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  A fee is being paid with this statement.

  (1)  Name of Reporting Person:  UNUM Corporation
       I.R.S. Identification Number of Above Person:  01-0405657

  (2)  Member of a Group:
       (a)  Not Applicable
       (b)  Filing being made on behalf of Reporting
            Person and subsidiaries, pursuant to Rule
            13d-1(f)(1)

  (3)  SEC Use Only

  (4)  Place of Organization:    Delaware

  Number of Shares Beneficially Owned by Reporting Person with

  (5)  Sole Voting Power:        None (See Exhibit A)

  (6)  Shared Voting Power:      7,994,391 (See Exhibit A)

  (7)  Sole Dispositive Power:   None (See Exhibit A)

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  (8)  Shared Dispositive Power: 7,994,391 (See Exhibit A)

  (9)  Aggregate Amount Beneficially Owned by Reporting Person:
          7,994,391 shares (See Exhibit A)

  (10) Aggregate Amount in Row (9) Excludes Certain Shares:
          Not Applicable

  (11) Percent of Class Represented by Amount in Row (9):  6.97%

  (12) Type of Reporting Person:  HC (See Exhibit A)


  Item 1.

    (a)  Name of Issuer:

         American Exploration Company

    (b)  Address of Issuer's Principal Executive Offices:

         1331 Lamar Street
         Suite 900
         Houston, TX 77010-3088

  Item 2.

    (a)  Name of Person Filing:

         UNUM Corporation

    (b)  Address of Principal Business Office:

         2211 Congress Street
         Portland, ME 04122

    (c)  Citizenship:

         A Delaware corporation

    (d)  Title of Class of Securities:

         Common Stock

    (e)  CUSIP Number:

         025762105

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  Item 3.

  This statement is filed pursuant to Rule 13d-1(b). The person filing this statement is a parent holding company, in accordance with
  Section 240.13d-1(b)(ii)(G). (See Exhibit A)

  Item 4.   Ownership:

    (a)  Number of Shares Beneficially Owned:  7,994,391 (See exhibit A)

    (b)  Percent of Class:  6.97%

    (c)  Number of shares as to which such person has

       Sole power to vote or
       to direct the vote            None (See Exhibit A)

       Shared power to vote or
       to direct the vote            7,994,391 (See Exhibit A)

       Sole power to dispose or
       to direct disposition         None (See Exhibit A)

       Shared power to dispose
       or to direct disposition      7,994,391 (See Exhibit A)

  Item 5.   Ownership of 5% or less of a class:

            Not Applicable

  Item 6.   Ownership of More than 5% on Behalf of Another Person:

            Not Applicable

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  Item 7.

  Identification and Classification of the Subsidiaries Which Acquired the Security Being reported on By the Parent Holding Company

            See Exhibit A

  Item 8.   Identification and Classification of Members of the Group:

            Not Applicable

  Item 9.   Notice of Dissolution of Group:

            Not Applicable

  Item 10.  Certification:

       By signing below, UNUM Corporation certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                  SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, UNUM Corporation certifies that the information set forth in this statement is true, complete and correct.

  Date:  February 9, 1995  (As of December 31, 1994)

                              UNUM Corporation


                           By  /s/ Peter J. Moynihan

                                   Peter J. Moynihan
                                   Senior Vice President, Investments

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                                   EXHIBIT A


  Item 3.  Status of Person Filing; Classification/Types of Subsidiaries:
           See response to Item 7.

  Item 7.

  Identification and Classification of the Subsidiaries Which Acquired the Security Being Reported on By the Parent Holding Company:

  The security being reported on by UNUM Corporation in its capacity as a parent holding company was acquired by its wholly-owned subsidiaries, UNUM Life Insurance Company of America, an insurance corporation organized and existing under the laws of the State of Maine, and First UNUM Life Insurance Company, an insurance corporation organized and existing under the laws of the State of New York, further information regarding which subsidiaries is as follows:

      UNUM Life Insurance Company of America:

            This subsidiary's I.R.S. identification number is 01-0278678.

            The address of this subsidiary's principal executive office is the same as that of the parent holding company.

            As of December 31, 1994, this subsidiary held direct legal and beneficial ownership of 6,969,017 shares of the common stock of American Exploration Company which are part of the subject of this Schedule, of which 6,485,247 shares are held in this Subsidiary's General Account and 483,770 shares are held in a Separate Account.

      First UNUM Life Insurance Company:

            This subsidiary's I.R.S. identification number is 13-1898173.

            The address of this subsidiary's principal executive office is

            120 White Plains Road
            Third Floor
            Tarrytown, NY 10591

            As of December 31, 1994, this subsidiary held direct legal and beneficial ownership of 1,025,374 shares of the common stock of America Exploration Company which are part of the subject of this Schedule.

      Each subsidiary is an insurance company as defined in Section 3(a)(19) of the Act, and its classification or type for purposes of Item 3 is "IC".

      To the best of its knowledge and belief and that of the parent holding company, these shares were respectively acquired by each subsidiary in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

      The parent holding company filing this Schedule does not directly own any security of the subject class, and no other direct or indirect subsidiary of this parent holding company holds any security of the subject class.